UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 8-K

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CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) **August 9, 2005**



Cross Country Healthcare, Inc.

(Exact name of registrant as specified in its charter)

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Delaware	**0-33169**	**13-4066229**
(State or Other Jurisdiction	(Commission	(I.R.S. Employer
of Incorporation)	File Number)	Identification No.)

6551 Park of Commerce Blvd., N.W., Boca Raton, FL 33487
(Address of Principal Executive Office) (Zip Code)

(561) 998-2232
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02   Results of Operations and Financial Condition

(a) On August 9, 2005, Cross Country Healthcare, Inc. ("the Company") issued a press release announcing results for the quarter ended June 30, 2005, a copy of which is attached as Exhibit 99.1 to this Current Report on Form 8-K. This information is being furnished under Item 2.02 and shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of such section.

Item 9.01   Financial Statements and Exhibits

(c) Exhibits

Exhibit	Description
99.1	Press Release issued by the Company on August 9, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

CROSS COUNTRY HEALTHCARE, INC.

By: /s/ EMIL HENSEL

Emil Hensel
Chief Financial Officer

Dated: August 10, 2005

3

LINKS

Exhibit 99.1



NEWS
FOR IMMEDIATE RELEASE

CROSS COUNTRY HEALTHCARE REPORTS SECOND QUARTER 2005 RESULTS

BOCA RATON, Fla. – August 9, 2005 – Cross Country Healthcare, Inc. (Nasdaq: CCRN) today reported revenue of $159.0 million for the second quarter ended June 30, 2005, and income from continuing operations of $1.3 million, or $0.04 per diluted share. Net income for the second quarter of 2005 was $1.2 million, or $0.04 per diluted share. Income from continuing operations and net income for the second quarter of 2005 were negatively impacted by the previously announced after-tax charge of $3.2 million, or $0.10 per diluted share, to increase reserves related to professional liability claims. This charge reduced the Company's gross profit margin in the second quarter of 2005 by approximately 330 basis points as the Company accounts for professional liability costs as a direct expense. In the second quarter of 2004, the Company had revenue of $163.8 million, income from continuing operations of $4.9 million, or $0.15 per diluted share, and net income of $5.1 million, or $0.16 per diluted share. Cash flow from operations for the second quarter of 2005 was $6.3 million.

For the six month period ended June 30, 2005, Cross Country Healthcare reported revenue of $317.0 million and income from continuing operations of $5.2 million, or $0.16 per diluted share. Net income for the first six months of 2005 was $4.9 million, or $0.15 per diluted share. This compares to revenue of $332.7 million, income from continuing operations of $9.7 million, or $0.30 per diluted share, and net income of $10.0 million, or $0.31 per diluted share, in the first six months of the prior year. Cash flow from operations for the first six months of 2005 was $9.7 million.

"We continue to be encouraged by the dynamics and direction of the current business environment despite the year over year decline in second quarter revenue and volume in our healthcare staffing business segment. Demand in our core nurse staffing business, as measured by the average monthly number of open orders from our hospital customers, remained near the high-point for the year through the second quarter and the first week of August despite reported and anecdotal information of less than robust hospital admissions patterns. We also expect our staffing volume to be up sequentially in the third quarter, driven primarily by our travel nurse staffing business. This suggests to us that the long-awaited return to traditional employment patterns of the aging nursing population could be starting to occur and, we believe, that turnover in nursing positions is the most important driver of demand in the current environment," said Joseph A. Boshart, President and Chief Executive Officer of Cross Country Healthcare, Inc.

"In addition, we are seeing a greater willingness on the part of our hospital customers to accept higher bill rates in order to attract nurses to their facilities throughout the country. This, more than anything, is likely to be the catalyst for stronger growth in revenue and profitability, as higher bill rates allow for margin expansion as well as higher wages to attract more candidates," added Mr. Boshart.

Healthcare Staffing

For the second quarter of 2005, the healthcare staffing business segment (travel and per diem nurse, allied health and clinical trials staffing) generated revenue of $147.2 million as compared with revenue of $153.2 million in the same quarter of the prior year. Segment revenue increased slightly sequentially from the first quarter of 2005 and declined 4% from the year ago quarter, primarily reflecting year over year revenue and staffing volume reductions in the nurse staffing business that were partially offset by revenue growth in the clinical trials staffing business. During the second quarter, healthcare staffing volume declined 1% sequentially from the first quarter of 2005 and 4% on a year over year basis.

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6551 Park of Commerce Blvd., Boca Raton, FL 33487
Tel: (800) 347-2264   Fax: (561) 998-8533   www.crosscountry.com

Contribution income (defined as income from continuing operations before interest, income taxes, depreciation and amortization and corporate expenses not specifically identified to a reporting segment), was $9.5 million in the second quarter of 2005, or 6.5% of segment revenue, as compared to $15.0 million, or 9.8% of segment revenue, in the same quarter of 2004. The decline in contribution margin reflects the charge associated with the professional liability matters, which reduced the contribution margin of the healthcare staffing segment by approximately 360 basis points.

For the first six months of 2005, segment revenue decreased on a year over year basis by 6% to $294.0 million from $312.3 million in the same period a year ago, and contribution income declined by 26% to $22.5 million from $30.6 million in the prior year period.

Other Human Capital Management Services

For the second quarter of 2005, the other human capital management services business segment (education and training and retained search business) generated revenue of $11.8 million, a 12% increase from revenue of $10.6 million in the same quarter in the prior year. Both the retained search and the education and training businesses contributed to the increase in revenue. Contribution income in the second quarter of 2005 improved to $2.1 million, a 10% increase over the same quarter a year ago, reflecting a substantial improvement in the retained search business.

For the first six months of 2005, segment revenue increased on a year over year basis by 13% to $23.1 million from $20.3 million in the same period a year ago, and contribution income rose by 25% to $4.2 million from $3.3 million in the prior year period.

Debt Repayment

During the second quarter of 2005, Cross Country Healthcare made payments of $4.8 million under its term loan and revolving credit facilities. At June 30, 2005, the Company had approximately $38.4 million of total debt on its balance sheet, which represented a 9.8% debt to total capitalization ratio.

Stock Repurchase Program Update

The Company did not repurchase any shares of its common stock during the second quarter of 2005. The Company can purchase up to an additional 469,600 shares at an aggregate price not to exceed approximately $10.8 million under this previously authorized stock repurchase program. Under this program, the shares may be purchased from time-to-time in the open market and may be discontinued at any time at the Company's discretion. At June 30, 2005, the Company had approximately 32.3 million shares outstanding.

Guidance for Third Quarter of 2005

The following statements are based on current management expectations. Such statements are forward-looking and actual results may differ materially. These statements do not include the potential impact of any future mergers, acquisitions or other business combinations, repurchases of the Company's common stock, or pending legal matters. Based on the present industry dynamics, Cross Country Healthcare expects revenue in the third quarter of 2005 to be in the $161.5 million to $164.5 million range and EPS from continuing operations to be in the range of $0.14 to $0.16 per diluted share.

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Quarterly Conference Call

Cross Country Healthcare will hold a conference call on Wednesday, August 10th at 10:00 a.m. Eastern Time to discuss its second quarter 2005 financial results. This call will be webcast live by Thomson/CCBN and may be accessed at the Company's web site at www.crosscountry.com or by dialing 888-809-8965 from anywhere in the U.S. or by dialing 517-308-9001 from non-U.S. locations – Passcode: Cross Country. A replay of the webcast will be available through August 24th. A replay of the conference call will be available by telephone from approximately 12:00 p.m. Eastern Time on August 10th through August 24th by calling 866-489-2842 from anywhere in the U.S. or by calling 203-369-1657 from non-U.S. locations.

About Cross Country Healthcare

Cross Country Healthcare, Inc. is a leading provider of healthcare staffing services in the United States. The Company has a client base of approximately 3,000 hospitals, pharmaceutical companies and other healthcare providers across all 50 states. Copies of this and other news releases as well as additional information about Cross Country Healthcare can be obtained online at www.crosscountry.com. Shareholders and prospective investors can also register at the corporate web site to automatically receive the Company's press releases, SEC filings and other notices by e-mail.

This release contains forward-looking statements that are predictive in nature, that depend upon or refer to future events or conditions or that include words such as "expects", "anticipates", "intends", "plans", "believes", "estimates", "suggests" and similar expressions are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results and performance to be materially different from any future results or performance expressed or implied by these forward-looking statements. These factors include: our ability to attract and retain qualified nurses and other healthcare personnel, costs and availability of short-term leases for our travel nurses, demand for the healthcare services we provide, both nationally and in the regions in which we operate, the functioning of our information systems, the effect of existing or future government regulation and federal and state legislative and enforcement initiatives on our business, our clients' ability to pay us for our services, our ability to successfully implement our acquisition and development strategies, the effect of liabilities and other claims asserted against us, the effect of competition in the markets we serve, our ability to successfully defend the Company's, its subsidiaries, and its officers and directors on the merits of any lawsuit or determine its potential liability, if any, and other factors set forth under the caption "Risk Factors" in the Company's 10-K for the year ended December 31, 2004. Although we believe that these statements are based upon reasonable assumptions, we cannot guarantee future results. Given these uncertainties, the forward-looking statements discussed in this press release might not occur. While it is the Company's intention to update its guidance quarterly, it should not be assumed that its silence over time means that actual events are occurring as expressed or implied in such forward-looking statements.

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For further information, please contact:
Howard A. Goldman
Director/Investor & Corporate Relations
Phone: 877-686-9779
Email: hgoldman@crosscountry.com

Cross Country Healthcare, Inc.
Condensed Consolidated Statements of Income (a)
(Unaudited, amounts in thousands, except per share data)

	Three Months Ended June 30,			Six Months Ended June 30,		
	2005	2004	% Change	2005	2004	% Change
Revenue from services	$ 159,000	$ 163,795	(3%)	$ 317,036	$ 332,662	(5%)
Operating expenses:						
Direct operating expenses	127,714	127,216	0%	251,170	259,660	(3%)
Selling, general and administrative expenses	26,562	25,278	5%	52,086	49,904	4%
Bad debt expense	37	483	(92%)	439	1,099	(60%)
Depreciation	1,215	1,318	(8%)	2,345	2,874	(18%)
Amortization	356	356	—	712	868	(18%)
Total operating expenses	155,884	154,651	1%	306,752	314,405	(2%)
Income from operations	3,116	9,144	(66%)	10,284	18,257	(44%)
Other expenses:						
Interest expense, net	952	1,157	(18%)	1,869	2,563	(27%)
Income from continuing operations before income taxes	2,164	7,987	(73%)	8,415	15,694	(46%)
Income tax expense	838	3,059	(73%)	3,257	6,042	(46%)
Income from continuing operations	1,326	4,928	(73%)	5,158	9,652	(47%)
Discontinued operations, net of income taxes	(77)	169	(146%)	(273)	302	190%
Net income	$ 1,249	$ 5,097	(75%)	$ 4,885	$ 9,954	(51%)
Net income/(loss) per common share - basic:						
Income from continuing operations	$ 0.04	$ 0.15		$ 0.16	$ 0.30	
Discontinued operations, net of income taxes	(0.00)	0.01		(0.01)	0.01	
Net income per common share - basic	$ 0.04	$ 0.16		$ 0.15	$ 0.31	
Net income/(loss) per common share - diluted:						
Income from continuing operations	$ 0.04	$ 0.15		$ 0.16	$ 0.30	
Discontinued operations, net of income taxes	(0.00)	0.01		(0.01)	0.01	
Net income per common share - diluted	$ 0.04	$ 0.16		$ 0.15	$ 0.31	
Weighted average common shares outstanding - basic	32,253	31,974		32,230	31,918	
Weighted average common shares outstanding - diluted	32,775	32,584		32,728	32,578	

(a) The prior period has been reclassified to conform to the 2005 presentation, primarily due to the reclassification of Cross Country Consulting, Inc.'s results to discontinued operations.

Cross Country Healthcare, Inc.
Condensed Consolidated Balance Sheets
(Unaudited, amounts in thousands)

	June 30, 2005	December 31, 2004
Assets		
Current assets:		
Cash and cash equivalents	$ —	$ —
Accounts receivable, net	101,494	95,439
Income taxes receivable	6,583	3,100
Deferred income taxes	5,889	4,949
Other current assets	23,438	13,199
Total current assets	137,404	116,687
Property and equipment, net	15,209	11,840
Goodwill, net	302,854	302,854
Trademarks, net	15,499	15,499
Other identifiable intangible assets, net	6,102	6,814
Other assets, net	1,632	2,301
Total assets	$ 478,700	$ 455,995
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable and accrued expenses	$ 5,553	$ 5,993
Accrued employee compensation and benefits	49,238	32,031
Current portion of long-term debt and note payable	2,600	2,408
Other current liabilities	4,305	4,326
Total current liabilities	61,696	44,758
Deferred income taxes	28,835	24,996
Long-term debt	35,770	39,867
Total liabilities	126,301	109,621
Commitments and contingencies		
Stockholders' equity:		
Common stock	3	3
Additional paid-in capital	258,320	257,180
Retained earnings	94,076	89,191
Total stockholders' equity	352,399	346,374
Total liabilities and stockholders' equity	$ 478,700	$ 455,995

Cross Country Healthcare, Inc.
Segment Data (a) (b)
(Unaudited, dollar amounts in thousands)

	Three Months Ended June 30,			Six Months Ended June 30,		
	2005	2004	% Change	2005	2004	% Change
Revenues from unaffiliated customers:						
Healthcare staffing	$ 147,172	$ 153,187	(4%)	$ 293,958	$ 312,317	(6%)
Other human capital management services	11,828	10,608	12%	23,078	20,345	13%
	$ 159,000	$ 163,795	(3%)	$ 317,036	$ 332,662	(5%)
Contribution income (c):						
Healthcare staffing	$ 9,531	$ 15,015	(37%)	$ 22,540	$ 30,587	(26%)
Other human capital management services	2,112	1,928	10%	4,161	3,336	25%
	11,643	16,943	(31%)	26,701	33,923	(21%)
Unallocated corporate overhead	6,956	6,125	14%	13,360	11,924	12%
Depreciation	1,215	1,318	(8%)	2,345	2,874	(18%)
Amortization	356	356	—	712	868	(18%)
Interest expense, net	952	1,157	(18%)	1,869	2,563	(27%)
Income from continuing operations before income taxes	$ 2,164	$ 7,987	(73%)	$ 8,415	$ 15,694	(46%)

Cross Country Healthcare, Inc.
Financial Statistics
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2005	2004	2005	2004
Net cash provided by operating activities (in thousands)	$ 6,326	$ 18,539	$ 9,652	$ 26,718
FTEs (d)	5,556	5,806	5,583	5,909
Weeks worked (e)	72,228	75,478	145,158	153,634
Average healthcare staffing revenue per FTE per week (f)	$ 2,038	$ 2,030	$ 2,025	$ 2,033

(a) Segment data provided is in accordance with FASB Statement 131.

(b) The prior period has been reclassified to conform to the 2005 presentation, primarily due to the reclassification of Cross Country Consulting, Inc.'s results from continuing operations to discontinued operations. Cross Country Consulting, Inc. was previously included in the other human capital management services business segment.

(c) Defined as income from continuing operations before interest, income taxes, depreciation, amortization and corporate expenses not specifically identified to a reporting segment. Contribution income is a financial measure used by management when assessing segment performance.

(d) FTEs represent the average number of contract staffing personnel on a full-time equivalent basis.

(e) Weeks worked is calculated by multiplying the FTEs by the number of weeks during the respective period.

(f) Average healthcare staffing revenue per FTE per week is calculated by dividing the healthcare staffing revenue by the number of weeks worked in the respective periods. Healthcare staffing revenue includes revenue from permanent placement of nurses.